Skadden, Arps, Slate, Meagher & Flom (UK) llp
40 BANK STREET
CANARY WHARF
LONDON E14 5DS
________

+4420 7519-7000
Fax: +4420 7519-7070
www.skadden.com

                                                           March [17], 2008

VIA EDGAR
Mr. Sean Donahue
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Re:	DRDGOLD Limited Form 20-F for the fiscal year ended June 30, 2007 (File No. 0-28800)

Dear Mr. Donahue:

On behalf of DRDGOLD Limited (the “Company”), I refer to the letter dated February 29, 2008 (the “Comment Letter”) from the Staff relating to the Company’s Form 20-F for the fiscal year ended June 30, 2007, and my telephone conversation with you on March 13, 2008 regarding the Company’s request for an extension of the due date for responding to the Comment Letter. Further to our telephone conversation, this letter confirms that the Company plans to respond to the Staff’s comments by March 21, 2008, which you indicated would be acceptable to the Staff.

Please contact me at +44 207 519 7183 with any questions.

Sincerely,

/s/ James McDonald

James McDonald

cc:	George K. Schuler
H. Roger Schwall